UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Pharmagen, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

71715W 106
(CUSIP Number)

Richard A. Wolpow
9337 Fraser Avenue
Silver Spring, MD 20910
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71715W 106	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard A. Wolpow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,662,542 shares (1)
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 60,662,542 (1)
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,662,542 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 71715W 106	13D	Page 3 of 6 Pages

(1) Includes shares underlying the exercise of a warrant to acquire 1.5% of the outstanding shares of common stock of the Company, calculated as of the exercise date, at a purchase price of $0.0065 per share. Also includes shares underlying the conversion of 300,000 shares of Series C Convertible Preferred Stock, which are convertible into 9% of the outstanding shares of common stock of the Company, calculated as of the conversion date. The number of shares that may be acquired upon the exercise of the warrant, and the conversion of the preferred stock, is calculated based on 517,075,954 shares issued and outstanding as reported on the Company’s Form 10-Q for the period ended March 31, 2014.

Does not include shares underlying the exercise of another warrant to acquire 1.5% of the outstanding shares of common stock of the Company, calculated as of the exercise date, at a purchase price of $0.0065 per share, because a condition precedent to the exercise of that warrant has not occurred.

Also does not include shares underlying the exercise of a consulting warrant, which began accruing at a rate of $15,000 per month beginning on January 1, 2014, which consulting fee is payable in the form of cash (at a 25% discount) or in the form of a cashless exercise warrant exercisable at fifty percent (50%) of the lowest five (5) closing bid prices during the ten (10) trading days prior to exercise, because the warrant has not yet been issued. The warrant, once issued, may be exercised at any time beginning on June 9, 2014.

All securities of the Company described herein are held of record by Bagel Boy Equity Group II, LLC, an entity wholly owned and managed by Mr. Wolpow.

(2) All of the warrants described above, as well as the conversion terms of the preferred stock, prevent the exercise or conversion thereof if the exercise or conversion would result in the reporting person owning more than 9.9% of the then-issued common stock of the Company.

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001, of Pharmagen, Inc., a Nevada corporation (the “Company”). The Company’s current principal executive offices are located at 9337 Fraser Avenue, Silver Spring, MD 20910.

Item 2. Identity and Background.

This Statement is being filed by Richard A. Wolpow (the “Reporting Person”). The business address of Mr. Wolpow is c/o Pharmagen, Inc., 9337 Fraser Avenue, Silver Spring, MD 20910. Mr. Wolpow is currently the Chairman of the Board of Directors of the Company. Mr. Wolpow is a citizen of the United States. During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

Item 3. Source or Amount of Funds or Other Consideration.

The purchase price of $300,000 for the shares to which this Statement relates were purchased by Mr. Wolpow with his personal funds.

Item 4. Purpose of Transaction.

The Reporting Person purchased the shares based on the Reporting Person’s belief that the shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares at prices that would make the purchase or sale of shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Company through, among other things, the purchase or sale of shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

CUSIP No. 71715W 106	13D	Page 4 of 6 Pages

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Company as he deems appropriate, purchasing additional shares, selling some or all of his shares, or changing his intention with respect to any and all matters referred to in Item 4.

Notwithstanding the foregoing, the Reporting Person has been engaged to assist the Company in identifying and consummating strategic acquisitions, of which there are ongoing discussions with several targets. In connection therewith, the Reporting Person is in discussions with the Company’s largest shareholder to acquire all of the Series B Convertible Preferred Stock, which has voting control of the Company. No agreement has been reached, however. The Company recently announced additions to its Board of Directors, which the Reporting Person voted to approve.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person now owns 300,000 shares of Series C Convertible Preferred Stock, which are convertible into 9% of the outstanding shares of common stock of the Company, calculated as of the conversion date. The Reporting Person also owns a warrant to acquire 1.5% of the outstanding shares of common stock of the Company, calculated as of the exercise date, at a purchase price of $0.0065 per share. Based on 517,075,954 shares issued and outstanding as reported on the Company’s Form 10-Q for the period ended March 31, 2014, the Reporting Person could acquire up to 60,662,542 shares of the Company’s common stock. All of the warrants described above, as well as the conversion terms of the preferred stock, prevent the exercise or conversion thereof if the exercise or conversion would result in the reporting person owning more than 9.9% of the then-issued common stock of the Company.

(b) As to the shares of common stock underlying the exercise of the warrants and the conversion of the Series C Convertible Preferred Stock, the Reporting Person owns the following rights:

Sole Voting Power: 60,662,542
Shared Voting Power: 0
Sole Dispositive Power: 60,662,542
Shared Dispositive Power: 0

(c)

Sales of Series C Convertible Preferred Stock

On April 1, 2014, we entered into a Securities Purchase Agreement with Bagel Boy Equity Group II, LLC, an entity owned and controlled by our then-Interim-Chief Operating Officer and Chairman of the Board of Directors, Richard A. Wolpow, pursuant to which we sold one hundred thousand (100,000) shares of our newly created Series C Convertible Preferred Stock at $1.00 per share, for total consideration of $100,000. The issuance was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as the investors were familiar with our operations and there was no solicitation in connection with the issuance. Our Board of Directors approved an offering of up to five hundred thousand (500,000) shares of Series C Convertible Preferred Stock at $1.00 per share, all of which has now been sold, and three hundred thousand (300,000) of which were purchased by Bagel Boy Equity Group II, LLC.

The shares of Series C Convertible Preferred Stock have one (1) vote per share, are redeemable by us on ten (10) trading days advance notice at two hundred percent (200%) of the purchase price, and are convertible into common stock on either a fixed percentage basis or a variable conversion basis.

On a fixed conversion basis, the holders of the Series C Convertible Preferred Stock can acquire upon conversion, in the aggregate, fifteen percent (15%) of the then-outstanding shares of common stock of the Company. On a variable conversion basis, the shares are convertible at 33.33% of the lowest five (5) closing bid prices of our common stock during the ten (10) trading days prior to conversion. In no event can any single shareholder convert the Series C Convertible Preferred Stock if it will result in their ownership exceeding 9.99% of our then issued and outstanding shares.

CUSIP No. 71715W 106	13D	Page 5 of 6 Pages

Consulting Agreement

On December 12, 2013, we received a fully executed copy of a Consulting Services Agreement dated December 9, 2013 with Bagel Boy Equity Group II, LLC, a private family office, whereby its managing partner, Richard A. Wolpow will become Chairman of the Board of Directors and interim Chief Operating Officer. The appointment of Mr. Wolpow to these positions is expected within the next week. Bagel Boy Equity Group will lead our efforts to deploy a roll-up consolidation plan in the hard-to-find secondary wholesale and sterile compounding market.

As consideration under the Consulting Agreement, we issued to Bagel Boy a warrant to acquire up to three percent (3%) of our issued and outstanding shares of common stock, calculated at the time of exercise, at an exercise price of $0.0065 per share (the “Commencement Warrant”). The warrant vests in two equal parts, one-half immediately upon vesting and one-half upon completion of the acquisition of two (2) Acquisition Targets, as defined in the Consulting Agreement. The warrant may be exercised at any time beginning on June 9, 2014 and during the seven (7) years thereafter, subject to the vesting set forth above and a 9.9% ownership limitation set forth therein.

As further consideration under the Consulting Agreement, we agreed to pay to Bagel Boy a consulting fee of $15,000 per month, payable in the form of cash (at a 25% discount) or in the form of a cashless exercise warrant exercisable at fifty percent (50%) of the lowest five (5) closing bid prices during the ten (10) trading days prior to exercise (the “Consulting Warrant”). The warrant may be exercised at any time beginning on June 9, 2014 and during the seven (7) years thereafter, subject to a 9.9% ownership limitation set forth therein.

(d) None.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 9, 2013, the Reporting Person, through Bagel Boy Equity Group II, LLC, entered into a Voting Agreement with the Company and Old Line Partners, LLC, the Company’s largest shareholder. Pursuant to the Voting Agreement, the parties agreed to set the number of members of the Board of Directors at five (5), and to elect one member nominated by Old Line Partners, one member nominated by Bagel Boy, and a third member that is mutually agreed upon by Old Line Partners and Bagel Boy. Further, in the event Bagel Boy is the holder of a majority of the Series C Convertible Preferred Stock, then the nominee to the Board of Directors that may be chosen by the Series C shareholders shall be chosen by Mackie Barch. The two remaining seats on the Board of Directors shall be left vacant, or filled by mutual agreement of OLP and BBEG, unless and until they are filled by a nominee in connection with the acquisition of a target company by the Company.

On all other matters besides the election of Directors to be voted on in any election, vote, or written consent of the shareholders of the Company, the parties agree to vote only as mutually agreed. Notwithstanding the foregoing, in the event the Company breaches that certain Securities Purchase Agreement between the Company and Bagel Boy for the purchase of Series C Shares by Bagel Boy, after being given written notice of the breach and ten (10) days thereafter to cure the breach, then the parties agree that all matters to be voted on in any election, vote, or written consent of the shareholders of the Company, including but not limited to the election of Directors (except that Old Line Partners will maintain the right to nominate one (1) Director at all times), shall be decided by Bagel Boy until such time as the breach is corrected.

Item 7. Material to Be Filed as Exhibits.

Shareholder Voting Agreement.

CUSIP No. 71715W 106	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2014

By:	/s/ Richard A. Wolpow
Richard A. Wolpow

SHAREHOLDER VOTING AGREEMENT

This Shareholder Voting Agreement (this “Agreement”) is entered into on December 9, 2013 by and between Pharmagen, Inc., a Nevada corporation (the “Company”), Old Line Partners, LLC, a Nevada limited liability company (“OLP”), and Bagel Boy Equity Group II, LLC, a Nevada limited liability company (“BBEG” and, together with OLP, each a “Shareholder” and collectively the “Shareholders”). Each of the Company, OLP, and BBEG shall be referred to as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, OLP is the holder of One Hundred Seventy Four Million (174,000,000) shares of common stock, and Three Million (3,000,000) shares of Class A Preferred Stock, of the Company (the “Shares”), representing more than 50% of the outstanding voting control of the Company;

WHEREAS, BBEG has entered into a Consulting Services Agreement with the Company and has been issued warrants to acquire up to three percent (3%) of the issued and outstanding shares of common stock of the Company, plus additional warrants that will be earned over time;

WHEREAS, the Company is offering to sell up to Five Hundred Thousand (500,000) shares of Series C Convertible Preferred Stock (the “Series C Shares”) to potential investors, including BBEG, and as a condition to the sale of the Series C Shares, the Parties have agreed to enter into this Agreement to establish certain shareholders rights and obligations;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

1. Each of the Shareholders hereby agree during the term of this Agreement to vote all of the voting securities then held by each Shareholder, in any election, vote, or written consent, as follows:

A. Composition of Board of Directors. The Board of Directors of the Company shall consist of five (5) members.

B. Election of Directors. One member of the Board of Directors shall be a nominee chosen by OLP, one member shall be a nominee chosen by BBEG, and one member of the Board of Directors shall be a nominee chosen by the holders of a majority of the Series C Shares. The nominee chosen by BBEG and the holders of the Series C Shares may, but need not be, the same person.

BBEG agrees that, in the event it is the holder of a majority of the Series C Shares, the decision as to the member of the Board of Directors chosen by the holders of the Series C Shares shall be made by Mackie Barch.

C. Vacant Board Seats. The two remaining seats on the Board of Directors shall be left vacant, or filled by mutual agreement of OLP and BBEG, unless and until they are filled by a nominee in connection with the acquisition of a target company by the Company.

2. Voting Control. On all other matters besides the election of Directors to be voted on in any election, vote, or written consent of the shareholders of the Company, the Shareholders agree to vote only as mutually agreed.

Notwithstanding the foregoing, in the event the Company breaches that certain Securities Purchase Agreement of even date herewith between the Company and BBEG for the purchase of Series C Shares by BBEG, after being given written notice of the breach and ten (10) days thereafter to cure the breach, then the Shareholders Agree that all matters to be voted on in any election, vote, or written consent of the shareholders of the Company, including but not limited to the election of Directors (except that OLP will maintain the right to nominate one (1) Director at all times), shall be decided by BBEG until such time as the breach is corrected.

2. Applicable Period. The terms of this Agreement shall apply for as long as any of the Series C Shares remain issued and outstanding.

3. Applicable Securities. The terms of this Agreement shall apply to any securities of the Company acquired by any of the Shareholders, or their affiliates, after the date hereof.

4. General Terms.

a. Assignment. This Agreement shall inure to the benefit of the Parties hereto, their heirs, administrators and successors in interest. This Agreement shall not be assignable by any Party hereto without the prior written consent of the other Parties.

b. Choice of Law and Venue. This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents, made and to be performed entirely within the State of California. The Parties agree that any action brought to enforce the terms of this Agreement will be brought in the appropriate federal or state court having jurisdiction over Orange County, California, United States of America.

c. Entire Agreement. Except as provided herein, this Agreement, including exhibits, contains the entire agreement of the Parties, and supersedes all existing negotiations, representations, or agreements whether oral, written, or otherwise concerning the subject matter of this Agreement. There are no representations, agreements, arrangements, or understandings, oral, written or otherwise between and among the Parties hereto relating to the subject matter of this Agreement that are not fully expressed herein.

d. Severability. If any provision of this Agreement is deemed to be unenforceable, invalid, or in violation of the applicable law, such provision, or unenforceable portion of such provision, shall be deemed stricken and shall not affect the enforceability of any other provisions of this Agreement.

e. Captions. The captions in this Agreement are inserted only as a matter of convenience and for reference and shall not be deemed to define, limit, enlarge, or describe the scope of this Agreement or the relationship of the Shareholders, and shall not affect this Agreement or the construction of any provisions herein.

f. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

g. Modification. No change, modification, addition, or amendment to this Agreement shall be valid unless in writing and signed by all Parties hereto.

h. Attorneys Fees. Except as otherwise provided herein, if a dispute should arise between the Parties including, but not limited to arbitration, the prevailing party shall be reimbursed by the non-prevailing party for all reasonable expenses incurred in resolving such dispute, including reasonable attorneys' fees.

[remainder of page intentionally left blank; signature page to follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date set forth above.

“Company”	“BBEG”

Pharmagen, Inc.,	Bagel Boy Equity Group II, LLC,
a Nevada corporation	a Nevada limited liability company

/s/ Mackie A. Barch	/s/ Richard A. Wolpow
By: Mackie A. Barch	By: Richard A. Wolpow
Its: Chief Executive Officer	Its: Manager

“OLP”

Old Line Partners, LLC,
a Nevada limited liability company

/s/ Mackie A. Barch
By: Mackie A. Barch
Its: Manager